Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 7 DATED AUGUST 15, 2025
TO THE PROSPECTUS DATED APRIL 15, 2025
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 15, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of September 1, 2025;
•to disclose the calculation of our July 31, 2025 NAV per share for all share classes;
•to provide an update on the status of our public offering;
•to disclose the appointment of a new director;
•to provide updates to the Prospectus; and
•to disclose a transaction with the Adviser.
Portfolio Update
As of July 31, 2025, our direct real estate investments include 59 real estate properties totaling approximately 8.8 million square feet located in 28 markets throughout the U.S., which were 91.7% leased. As of July 31, 2025, our leverage ratio was 19%.

On August 14, 2025, we acquired a fully leased industrial warehouse in Mebane, North Carolina for $39.2 million. The property offers long-term durable income with a weighted average lease term of approximately nine years and contractual rent escalations. Mebane, North Carolina is strategically located within the I-85/I-40 logistics corridor just outside of Raleigh, North Carolina and serves as a key hub for the southeast's growing manufacturing industry.
September 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of September 1, 2025 (and repurchases as of August 31, 2025) is as follows:

Transaction Price (per share)
Class T	$26.0286
Class S	$26.0893
Class D	$26.0464
Class I	$26.1879
Class E	$27.9248
The September 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

July 31, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for July 31, 2025.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E Class N, Class S-PR, and Class K-PR, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of July 31, 2025:

$ in thousands, except share/unit data
Components of NAV	July 31, 2025
Investments in real estate	$787,267
Investments in unconsolidated entities	148,091
Investments in real estate-related securities	48,794
Investment in commercial loan	12,197
Investment in affiliated fund	13,022
Cash and cash equivalents	91,402
Restricted cash	2,932
Other assets	13,421
Mortgage notes, revolving credit facility and financing obligation, net	(286,955)
Subscriptions received in advance	(1,469)
Other liabilities	(16,814)
Accrued performance participation allocation	(24)
Management fee payable	(483)
Accrued stockholder servicing fees	(18)
Non-controlling interests in joint-ventures	(189,947)
Net asset value	$621,416
Number of outstanding shares/units	22,899,985
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of July 31, 2025:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Class S-PR Shares	Class K-PR Shares	Total
Net asset value	$7,634	$12,517	$13,582	$108,086	$35,178	$408,786	$23,755	$11,878	$621,416
Number of outstanding shares/units	293,325	479,784	521,437	4,127,300	1,259,737	14,900,059	878,895	439,448	22,899,985
NAV Per Share/Unit as of July 31, 2025	$26.0286	$26.0893	$26.0464	$26.1879	$27.9248	$27.4352	$27.0284	$27.0284

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the July 31, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.3%	5.8%
Office	9.0%	7.3%
Industrial	8.2%	5.9%
Self-Storage	7.8%	5.8%
Multifamily	7.5%	5.5%
Student Housing	7.8%	5.8%
Retail	8.4%	7.3%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	1.9%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.7)%	(2.0)%	(1.8)%	(1.9)%	(1.8)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.1%	2.9%	2.7%	2.9%	2.7%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.7)%	(2.5)%	(2.7)%	(2.5)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of August 14, 2025, we have issued and sold in our public offering (1) 534,825 shares of our common stock (consisting of 25,949 Class T shares, 111,011 Class S shares, 23,753 Class D shares, 362,726 Class I shares and 11,386 Class E shares) in the primary offering for total proceeds of $14.3 million and (2) 64,517 shares of our common stock (consisting of 6,641 Class T shares, 12,924 Class S shares, 12,699 Class D shares, 26,534 Class I shares and 5,719 Class E shares) pursuant to our distribution reinvestment plan for a total value of $1.7 million. As of July 31, 2025, our aggregate NAV was $621.4 million. We intend to continue selling shares in our public offering on a monthly basis.

Appointment of a New Director
On August 6, 2025, the board of directors appointed Stephanie Holder to serve as a director of the Company, effective as of that date, to fill the vacancy created by Beth Zayicek's departure, for the term ending at the 2025 annual meeting of stockholders.
The following disclosure modifies the disclosure in the section of the Prospectus titled "Management—Directors and Executive Officers” and all related disclosures in the Prospectus.
Stephanie Holder. Ms. Holder, age 41, was appointed as one of our directors effective August 6, 2025. Ms. Holder has served as Managing Director, Head of Dispositions and Financing at Invesco Real Estate (IRE) since 2021, after previously serving as Senior Director from 2018-2021. Ms. Holder is responsible for IRE’s sales and financing efforts nationwide and serves on the North American Management Committee for IRE. In addition, Ms. Holder is responsible for IRE’s sales and financing efforts nationwide. She is Committee Chair for IRE's Equity Investment Committee, a member of the Credit Investment Committee and part of the CIO Council for North America. She began her investment career in 2006 and joined IRE in 2008 with the Acquisitions group and transitioned into the Dispositions group in 2009. Prior to joining Invesco, she was an analyst for Lincoln Property Company working on the Invesco account valuing assets within the portfolio. She has a background centered on commercial real estate and finance. Ms. Holder earned both a Master of Business Administration and a Bachelor of Business Administration with a major concentration in real estate finance from Southern Methodist University. Ms. Holder is a valuable member of our board of directors because of her investment and financing expertise and history with IRE.
Updates to our Prospectus
The following disclosure modifies the disclosure in the sections of the Prospectus titled "Description of Capital Stock" and all related disclosures in the Prospectus.
Under our charter, we have authority to issue a total of 4,900,000,000 shares of capital stock. Of the total shares of stock authorized, 4,800,000,000 shares are classified as common stock with a par value of $0.01 per share, 600,000,000 of which are classified as Class T shares, 600,000,000 of which are classified as Class S shares, 600,000,000 of which are classified as Class S-PR shares, 600,000,000 of which are classified as Class D shares, 600,000,000 of which are classified as Class I shares, 600,000,000 of which are classified as Class E shares, 600,000,000 of which are classified as Class N shares and 600,000,000 of which are classified as Class K-PR shares, and 100,000,000 shares are classified as preferred stock with a par value $0.01 per share. In addition, our board of directors may amend our charter from time to time, without stockholder approval, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.
Class S-PR Shares
No Class S-PR shares are being sold in this offering. Each Class S-PR share issued in the private offering is subject to an upfront selling commission of up to 3.5% of the transaction price of each Class S-PR share sold on the date of the purchase. The Dealer Manager anticipates that all or a portion of the upfront selling commissions will be retained by, or reallowed (paid) to, participating broker-dealers. No upfront dealer manager fees are paid for sales of any Class S-PR shares.

We pay the Dealer Manager selling commissions over time as a stockholder servicing fee with respect to our outstanding Class S-PR shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S-PR shares. The stockholder servicing fees are paid in monthly arrears. The Dealer Manager reallows (pays) all or a portion of the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.

Holders of the Class S-PR shares are entitled to the same voting rights as holders of other classes of our common stock. Our Class S-PR shares will be sold at a price per Class S-PR share equal to our NAV per Class S-PR share.

Class K-PR Shares
No Class K-PR shares are being sold in this offering. We will not pay any upfront selling commissions or dealer manager fees or stockholder servicing fees with respect to our Class K-PR shares. Holders of the Class K-PR shares are entitled to the same voting rights as holders of other classes of our common stock. Our Class K-PR shares will be sold at a price per Class K-PR share equal to our NAV per Class K-PR share.

The following disclosure modifies the disclosure in the sections of the Prospectus titled "Management—Management Fee, Performance Participation and Expense Reimbursements" and all related disclosures in the Prospectus.

Management Fee. As compensation for its services provided pursuant to the Advisory Agreement, we pay the Adviser a management fee equal to 1.0% of NAV for our Class T shares, Class S shares, Class D shares, Class I shares, Class S-PR shares and Class K-PR shares per annum payable monthly, plus commencing January 16, 2030, 1.0% of NAV of shares of Class N common stock, per annum payable monthly, plus 1.0% per annum payable monthly of the total consideration received by us or our affiliates for selling Interests to third-party investors, net of up-front fees and expense reimbursements payable out of gross sale proceeds from the sale of such Interests and net of any proceeds from any loans secured directly or indirectly by the DST Properties, and subject to the FMV Option with respect to each DST Property. We do not pay a management fee with respect to the Class E shares and as a result, it is a class-specific expense.

Additionally, the Operating Partnership pays the Adviser a management fee equal to 1.0% of the NAV of the Operating Partnership attributable to Class T, Class S, Class S-1, Class S-2 Class D, Class D-2, Class I, Class S-PR and Class K-PR units of the Operating Partnership not held by us or the Adviser per annum. The Operating Partnership will not pay the Adviser a management fee with respect to any Class E units of the Operating Partnership. Commencing January 16, 2030, the Operating Partnership will pay the Adviser a monthly management fee equal to 1.0% of the NAV of the Operating Partnership attributable to Class N units of the Operating Partnership not held by us or the Adviser per annum.

In calculating our management fee, we will use our NAV before giving effect to accruals for the management fee, performance participation allocation, stockholder servicing fees or distributions payable on our shares. Notwithstanding the foregoing, the value of our investments in Affiliated Funds is excluded from our NAV and the NAV of the Operating Partnership for purposes of calculating the management fees. The Adviser or its affiliates earns management fees with respect to the Affiliated Funds.

The Adviser may elect to receive its management fee in cash, shares of our Class I or Class E common stock or Class I or Class E units of the Operating Partnership. The Adviser will have the option of exchanging any Class I or Class E shares of our common stock it obtains in lieu of cash payment of the management fee for an equivalent aggregate NAV amount of Class I, Class T, Class S, Class D, Class N or Class E shares of our common stock. See “Compensation—Management Fee.”

The following disclosure modifies the disclosure in the sections of the Prospectus titled "Summary of the Operating Partnership Agreement" and all related disclosures in the Prospectus.

Partnership interests in the Operating Partnership, other than the special limited partner interest and general partner interest, are currently divided into the following classes of units: (1) Class T units; (2) Class T-1 units; (3) Class S units; (4) Class S-PR units; (5) Class S-1 units; (6) Class D units; (6) Class D-1 units; (7) Class I units; (8) Class E units; (9) Class K-PR and (9) Class N units.

With respect to Class S-PR units and Class K-PR units, the Special Limited Partner will be allocated a Performance Participation consistent with Class T units, Class S units, Class D units and Class I units.

The following disclosure modifies the disclosure in the section of the Prospectus entitled "Selected Information Regarding our Operations—Information Regarding our Indebtedness” and all related disclosures in the Prospectus.
Revolving Credit Facility
On July 25, 2025, we entered into an amendment to the existing Revolving Credit Facility. The amendment extends the term of our $100 million Revolving Credit Facility to July 23, 2027, with an option for us to extend the term to July 21, 2028, subject to certain conditions and payment of an extension fee. In addition, the amendment increased the size of the accordion feature, providing that we may request an increase to the Revolving Credit Facility commitment up to $250 million, subject to certain increase conditions specified in the Revolving Credit Facility documentation, and modified pricing such that any borrowings under the Revolving Credit Facility carry interest at a rate equal to SOFR plus an applicable margin that is based on our leverage ratio. The unused commitment fee was modified to be 0.25% if usage is less than 50.0% and 0.15% if usage is greater than or equal to 50.0% that accrues on the daily amount by which the aggregate commitments exceed the total outstanding balance of the Revolving Credit Facility.
Adviser Capital Markets Services
On June 6, 2025, the board of directors, including all of our independent directors, approved engaging the Adviser to arrange the mortgage refinancing of our Sunbelt Medical Office Portfolio. On July 30, 2025, we together with Income Fund paid the Adviser a total fee of $0.2 million, pro rata based on our respective ownership interest in the Invesco JV, for such services upon closing of the mortgage refinance transaction.